

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

VIA U.S. MAIL

Hans Wadsack
President
Hermes Jets, Inc.
2533 North Carson Street, Suite 4621
Carson City, NV 89706

Re: Hermes Jets, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed July 7, 2010
     File No. 333-164524

Dear Mr. Wadsack:

        We have reviewed your response to our letter dated May 26, 2010 and have the following comments.

Business, page 4

1. We note your response to prior comment 3 and reissue in part. Since you disclose in your liquidity section that, as of June 1, you only have sufficient cash to continue operations for two months, this fact should be prominently disclosed in the first paragraphs of your summary section.

2. We note your response to our prior comment 2 and reissue in part. Please revise the first two sentences of this section to state that it is your hope to act as a global air charter broker.

3. Please revise each of the bullet points to state that the market rates quoted are based upon management's belief, or identify your source of this data.

4. Please revise the first sentence of the first bulleted sub-point to clarify that your booking tool is not yet operational and, if true, will not become operational until all three development stages are complete.

5. We note your response to our prior comment 4 and reissue. It appears from your disclosure that it will require a minimum of five months to complete development of your web platform, and a minimum of 12 months to build your network of aircraft and suppliers, assuming you are able to raise additional funds which you currently do not have. Please revise to present realistically your timeframe to commence operations and

generate revenues or provide the basis for your belief that you will be able to commence operations within your current timeframe.

6. We note your response to prior comments 5 and 6 and reissue in part. It appears from your revisions that the activities you describe in the three bullets may not commence simultaneously. If this is the case, please revise to clarify and provide the anticipated timeframes for those activities that you may subsequently commence.

Financial Summary, page 5

7. Refer to the column heading for the period from September 11, 2008 (inception) to March 31, 2010. Please delete the amounts shown for the line items Net (loss) per common share outstanding and Weighted average shares outstanding as these amounts have no relevant meaning on a cumulative basis.

Liquidity and Capital Resources, page 26

8. In the last paragraph of this section, please add disclosure regarding the fact that you will not receive any proceeds from the sale of shares being registered pursuant to your Form S-1 Registration Statement.

Executive Compensation, page 29

9. We note your response to prior comment 9 and reissue. Revise footnote 4 to explain what "VP fees" are and tell us why they are properly reported as "all other compensation" rather than as salary.

10. We note your response to prior comment 10 and reissue. We disagree with your conclusion that Michael B. Williams is not an executive officer as defined in Rule 405. You state in your response to comment 21 of our letter dated April 29, 2010 that Mr. Williams is the "Vice President – Administration." The definition of "executive officer" in Rule 405 explicitly includes "any vice president of the registrant in charge of a principal business unit, division, or function (such as sales, *administration* or finance)" (emphasis added) Moreover, disclosure responsive to Item 401(e) is also required for "significant employees" as defined in Item 401(c) of Regulation S-K. Revise your document accordingly or advise. Also, file his employment agreement as an exhibit to your next amended registration statement or advise.

Interim Financial Statements – March 31, 2010

11. Please include a paragraph that discloses, if true, that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. See Instruction 2 to Rule 8-03 of Regulation S-X.

12. Please explain the reference to "Prime Estates & Developments, Inc." in the first paragraph of counsel's opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (813) 832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.